UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 13)*
                         _______________

             Franklin Financial Services Corporation
                         (Name of Issuer)

                  Common Stock, $1.00 par value
                  (Title of Class of Securities)

                            353525108
                         (CUSIP Number)

     December 31, 2002 - Amendment pursuant to Rule 13d-2(b)
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
{   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           SCHEDULE 13G

CUSIP NO. 353252108                            Page 2 of 7 Pages

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Farmers and Merchants Trust Company of Chambersburg Trust
     Department

     IRS Identification Number:  23-0570230

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY

     -----------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER

     137,575 shares

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER

     1,305 shares

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER

     137,575 shares

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER

     1,305 shares


                                               Page 3 of 7 Pages

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     138,880 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.2%

12.  TYPE OF REPORTING PERSON*

     BK

Item 1(a).  Name of Issuer:  Franklin Financial Services
            Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            20 South Main Street, P.O. Box 6010, Chambersburg,
            Pennsylvania 17201

Item 2(a).  Name of Person Filing:  Farmers and Merchants Trust
            Company of Chambersburg Trust Department

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: 20 South Main Street, P.O. Box 6010,
            Chambersburg, Pennsylvania 17201

Item 2(c).  Citizenship:  Pennsylvania

Item 2(d).  Title of Class of Securities:  Common Stock, $1.00
             par value per share

Item 2(e).  CUSIP Number:  353252108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:



                                               Page 4 of 7 Pages

            (a) Broker or dealer registered under section 15 of of the Act (15 U.S.C. 78c).

            (b)  Bank as defined in section 3(a)(6) of the Act
                 (15 U.S.C. 78c).

            (c)  [   ]  Insurance company as defined in
                        section 3(a)(19) of the Act (15 U.S.C.
                        78c).

            (d)  [   ]  Investment company registered under
                        section 8 of the Investment Company Act
                        of 1940 (15 U.S.C. 80a-8).

            (e)  [   ]  An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

            (f)  [   ]  An employee benefit plan or endowment
                        fund in accordance with Rule 13d-
                        1(b)(1)(ii)(F).

            (g)  [   ]  A parent holding company or control
                        person in accordance with Rule 13d-
                        1(b)(1)(ii)(G).

            (h)  [   ]  A savings association as defined in
                        section 3(b) of the Federal Deposit
                        Insurance Act (12 U.S.C. 1813).

            (i)  [   ]  A church plan that is excluded from the
                        definition of an investment company
                        under section 3(c)(14) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3).

            (j)  [   ]  Group, in accordance with Rule 13d-
                        1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:  138,880 shares.

            (b)  Percent of Class:  5.2%.



                                               Page 5 of 7 Pages

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the
                        vote:  137,575 shares

                 (ii)   shared power to vote or to direct the
                        vote:  1,305 shares

                 (iii)  sole power to dispose or to direct the
                        deposition of:  137,575 shares

                 (iv) shared power to dispose or to direct the deposition of: 1,305 shares

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer,
            check the following:  [   ]

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company or Control Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.




                                               Page 6 of 7 Pages

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                               Page 6 of 7 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2003      FARMERS AND MERCHANTS TRUST
                              COMPANY OF CHAMBERSBURG TRUST
                              DEPARTMENT

                              By: / s/Allen C. Rebok
                                 -------------------------------
                                 Allen C. Rebok,
                                 Senior Vice President